東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

[redacted]

08000799

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

File No. 82-34816
February 5, 2008

VIA AIR MAIL

PROCESSED
FEB 22 2008
THOMSON FINANCIAL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Adjustment to the Forecasts of Whole-Year Operating Results (Consolidated/Non-Consolidated) for the Year Ending March 31, 2008 of the Company's Subsidiary (TMS Entertainment, Ltd.) (Dated January 30, 2008)
- Notice of Adjustment to the Forecasts of Whole-Year Operating Results (Consolidated/Non-Consolidated) for the Year Ending March 31, 2008 of the Company's Subsidiary (Sammy NetWorks Co., Ltd.) (Dated January 30, 2008)
- Notice of Adjustment to the Forecasts of Whole-Year Operating Results (Consolidated/Non-Consolidated) and Dividends for the Year Ending March 31, 2008 of the Company's Subsidiary (SEGATOYS CO., LTD.) (Dated January 31, 2008)

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation) **File No. 82-34816**

January 30, 2008

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director (CEO)

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further inquiry:	Takatoshi Akiba, Executive Officer (TEL: 03-6215-9955)

Notice of Adjustment to the Forecasts of Whole-Year Operating Results (Consolidated/Non-Consolidated) for the Year Ending March 31, 2008 of the Company's Subsidiary (TMS Entertainment, Ltd.)

Notice is hereby given that TMS Entertainment, Ltd., a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), has made adjustment to the forecasts of its whole-year consolidated and non-consolidated operating results for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008), which was given at the time of publication of its interim financial statements on November 2, 2007, as described in the attachment hereto.

The Company is closely examining any possible effect thereof on the whole-year operating results of the Company for the year ending March 31, 2008 at present. In the event that any adjustment is to be made to the forecasts thereof, it will be publicized promptly.

<<Attached material: Press release of TMS Entertainment, Ltd.
"Notice of Adjustment to the Forecasts of Whole-Year Operating Results (Consolidated/Non-Consolidated) for the Year Ending March 31, 2008">>

- E N D -

(Translation)

January 30, 2008

Dear Sirs,

Name of Company:	TMS Entertainment, Ltd.
Name of Representative:	Masanori Koga, President and Representative Director
Code No:	3585
Listing Exchange:	Nagoya Stock Exchange 2nd Section
Further Inquiry:	Katsuhiro Yamada, Managing Director and Division Manager, Administration Division (TEL: 03-5325-9111)

Notice of Adjustment to the Forecasts of Whole-Year Operating Results (Consolidated/Non-Consolidated) for the Year Ending March 31, 2008

Notice is hereby given that TMS Entertainment, Ltd. (the "Company") has made adjustment to the forecasts of its whole-year operating results for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008), which was given at the time of publication of its interim financial statements on November 2, 2007, as described below:

Description

1. Adjustment to the forecast of the whole-year consolidated operating results for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008):

(million yen except otherwise indicated)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previous forecast (A)	16,230	1,660	1,700	1,000	¥23.50
Adjusted forecast (B)	14,800	870	900	530	¥12.46
Amount of increase or decrease (B-A)	(-) 1,430	(-) 790	(-) 800	(-) 470	(-) ¥11.04
Rate of increase or decrease	(-) 8.8%	(-) 47.6%	(-) 47.1%	(-) 47.0%	(-) 47.0%
(For reference) Operating results for the year ended March 31, 2007	15,592	1,602	1,601	1,386	¥32.57

<Reasons for the adjustment>

Net sales are expected to decrease ¥1,430 million from the previous forecast due to a decrease in the number of films produced and stagnant revenues from overseas sales and domestic video sales in its animation business, as well as sluggish sales of the existing facilities in its amusement business.

Due to such decrease in net sales as described above and an increase in selling, general and administrative expenses, operating income and ordinary income are expected to decrease ¥790 million and ¥800 million, respectively, from the previous forecast.

Net income is expected to decrease ¥470 million from the previous forecast largely due to such decrease in incomes as described above, in spite of a decrease in income tax expenses.

2. Adjustment to the forecast of the whole-year non-consolidated operating results (from April 1, 2007 to March 31, 2008):

(million yen except otherwise indicated)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previous forecast (A)	16,030	1,580	1,650	960	¥22.56
Adjusted forecast (B)	14,400	790	850	500	¥11.75
Amount of increase or decrease (B-A)	(-) 1,630	(-) 790	(-) 800	(-) 460	(-) ¥10.81
Rate of increase or decrease	(-) 10.2%	(-) 50.0%	(-) 48.5%	(-) 47.9%	(-) 47.9%
(For reference) Operating results for the year ended March 31, 2007	15,192	1,508	1,541	1,052	¥24.73

<Reasons for the adjustment>

Due to the same reasons for the adjustment to the forecast of the consolidated operating results, net sales, operating income, ordinary income and net income are expected to decrease ¥1,630 million, ¥790 million, ¥800 million and ¥460 million, respectively, from the previous forecast.

* The above forecasts of operating results are made based on the information available to management as of the date hereof. Actual results may differ from the projected figures due to a variety of factors in the future.

- END -

(Translation)

File No. 82-34816
January 30, 2008

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director (CEO)

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Takatoshi Akiba, Executive Officer (TEL: 03-6215-9955)

Notice of Adjustment to the Forecasts of Whole-Year Operating Results (Consolidated/Non-Consolidated) for the Year Ending March 31, 2008 of the Company's Subsidiary (Sammy NetWorks Co., Ltd.)

Notice is hereby given that Sammy NetWorks Co., Ltd., a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), has made adjustment to the forecasts of its whole-year consolidated and non-consolidated operating results for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008) publicized on July 25, 2007, as described in the attachment hereto.

The Company is closely examining any possible effect thereof on the whole-year operating results of the Company for the year ending March 31, 2008 at present. In the event that any adjustment is to be made to the forecasts thereof, it will be publicized promptly.

<<Attached document: Press release of Sammy NetWorks Co., Ltd.
"Notice of Incurrence of Special Loss and Adjustment to the Forecasts of Consolidated and Non-Consolidated Operating Results for the Year Ending March 31, 2008">>

- E N D -

(Translation)

January 30, 2008

Dear Sirs,

Sammy NetWorks Co., Ltd.
1-31, Minami-Aoyama 3-chome, Minato-ku, Tokyo

Masaaki Oono,
President and Representative Director

(Code No. 3745, Mothers, Tokyo Stock Exchange)

Further Inquiry: Hiroshi Ishikura,
Senior Managing Director and General Manager of Administration Division
(TEL: 03-5414-3030)

Notice of Incurrence of Special Loss and Adjustment to the Forecasts of Consolidated and Non-Consolidated Operating Results for the Year Ending March 31, 2008

Notice is hereby given that Sammy NetWorks Co., Ltd. (the "Company") has registered a special loss on investments in its overseas business, as summarized below. In addition, the forecasts of its consolidated and non-consolidated operating results for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008) publicized on July 25, 2007, are adjusted as described below:

1. Incurrence of a special loss and the particulars thereof:

The Company will report a special loss of ¥166 million (¥216 million on a non-consolidated basis) on investments in mPoria Inc., an equity method affiliate of the Company, for the third quarter of the current fiscal year (from April 1, 2007 to December 31, 2007).

The Company has invested in mPoria Inc., which has developed mobile commerce in the United States, since December 2006. As sales of the affiliate have materially fallen below the initial service start-up plan, the Company has determined to report a special loss on goodwill valuation.

2. Adjustment to the forecasts of consolidated and non-consolidated operating results for the whole-year period of the year ending March 31, 2008:

(1) Adjustment to the forecast of consolidated operating results for the whole-year period of the year ending March 31, 2008 (April 1, 2007 to March 31, 2008):

(million yen except otherwise indicated)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previous forecast (A)	11,731	2,036	1,975	506	11,517.92
Adjusted forecast (B)	11,100	1,505	1,448	246	5,599.62
Amount of increase or decrease (B-A)	(-) 631	(-) 531	(-) 527	(-) 260	5,918.30
Rate of increase or decrease (%)	(-) 5.4	(-) 26.1	(-) 26.7	(-) 51.4	(-) 51.4

(2) Adjustment to the forecast of non-consolidated operating results for the whole-year period of the year ending March 31, 2008 (April 1, 2007 to March 31, 2008):

(million yen except otherwise indicated)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previous forecast (A)	9,217	2,525	2,521	287	6,532.89
Adjusted forecast (B)	8,332	2,159	2,158	(-) 227	(-) 5,167.13
Amount of increase or decrease (B-A)	(-) 885	(-) 366	(-) 363	(-) 514	(-) 11,700.02
Rate of increase or decrease (%)	(-) 9.6	(-) 14.5	(-) 14.4	-	-

3. Reasons for the adjustment:

<Consolidated>

With regard to the consolidated operating results, principally due to a special loss incurred from the overseas business as set forth above, net income is expected to fall below the initial forecast. Hence, the Company has determined to make adjustment to the forecast of whole-year operating results.

With regard to net sales and profits, in addition to such special loss from the overseas business, its PC online game "777town.net", which is expected to make the whole-year sales figures of approximately ¥3,000 million for the current fiscal year, 230% over those of ¥1,300 million for the previous fiscal year, is expected to fall below the initially forecasted sales figures of ¥3,300 million. Sales of "muPass", for which the Company has launched new services, are expected to amount to approximately ¥100 million at most, as against the initially forecasted sales figures of ¥300 million.

<Non-Consolidated>

With regard to the non-consolidated operating results, due to a special loss of ¥216 million

incurred from the overseas business as set forth above and an additional special loss of ¥97 million incurred from the withdrawal from China, net income is expected to fall below the initial forecast. Hence, the Company has determined to make adjustment to the forecast of whole-year operating results.

With regard to net sales and profits, the reasons for the adjustment to consolidated operating results as set forth above similarly apply.

(Note) The above forecasts of operating results are made based on the assumptions, prospects and plans for the future available as of the date hereof and involve risks and uncertainties. The actual results may differ from the forecasted figures due to various material factors.

- END -

(Translation)

File No. 82-34816
January 31, 2008

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director (CEO)
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Takatoshi Akiba, Executive Officer (TEL: 03-6215-9955)

Notice of Adjustment to the Forecasts of Whole-Year Operating Results (Consolidated/Non-Consolidated) and Dividends for the Year Ending March 31, 2008 of the Company's Subsidiary (SEGATOYS CO., LTD.)

Notice is hereby given that SEGATOYS CO., LTD., a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), has made adjustment to the forecasts of its whole-year operating results (consolidated/non-consolidated) and dividends for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008) publicized on October 31, 2007, as described in the attachment hereto.

The Company is closely examining any possible effect thereof on the whole-year consolidated operating results of the Company for the year ending March 31, 2008 at present. In the event that any adjustment is to be made to the forecasts thereof, it will be publicized promptly.

<<Attached material: Press release of SEGATOYS CO., LTD.
"Notice of Adjustment to the Forecasts of Whole-Year Operating Results (Consolidated/Non-Consolidated) and Dividends for the Year Ending March 31, 2008">>

- END -

JASDAQ

(Translation)

January 31, 2008

Dear Sirs,

Name of Company:	SEGATOYS CO., LTD.
Name of Representative:	Isao Kokubun, President and Representative Director
	(JASDAQ, Code No. 7842)
Further Inquiry:	Yoshiharu Yamashige, Director and General Manager, Financing & Accounting Dept. (TEL: 03-5822-6244)

Notice of Adjustment to the Forecasts of Whole-Year Operating Results (Consolidated/Non-Consolidated) and Dividends for the Year Ending March 31, 2008

With regard to the forecast of whole-year operating results for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008), notice is hereby given that SEGATOYS CO., LTD. (the "Company") has made adjustment to the figures publicized in its "Brief Statements of Interim Accounts for the Year Ending March 31, 2008" and its "Notice of Adjustment to the Forecast of Whole-Year Operating Results (Consolidated/Non-Consolidated) for the Year Ending March 31, 2008" on October 31, 2007, as described below.

In addition, with regard to the forecast of year-end dividends for the year ending March 31, 2008, notice is hereby given that the Company has made adjustment to the details publicized in its "Brief Statements of Accounts for the Year Ended March 31, 2007" on April 27, 2007 and its "Brief Statements of Interim Accounts for the Year Ending March 31, 2008" on October 31, 2007, as described below:

Description

I. Adjustment to the forecast of the whole-year operating results (consolidated/ non-consolidated)

1. Adjustment to the forecast of the whole-year consolidated operating results for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008):

(1) Forecast of consolidated operating results:

(million yen)

	Net Sales	Operating income	Ordinary Income	Net Income
Previous forecast (A)	17,500	302	300	116
Adjusted forecast (B)	16,500	(-) 696	(-) 700	(-) 754
Amount of increase or decrease (B-A)	(-) 1,000	(-) 998	(-) 1,000	(-) 870
Rate of increase or decrease	(-) 5.7%	-	-	-
(For reference) Operating results for the previous year (from April 1, 2006 to March 31, 2007)	15,206	333	284	114

(2) Reasons for the adjustment:

With regard to net sales, the Company conducted aggressive sales promotional activities by launching new products during the most important year-end and new-year selling season. However, in Japan, sales of intellectual training toys and boys' character toys stagnated and are expected to substantially fall below the previous forecast. In addition, sales of big-ticket items for adults, including "Grand Pianist", for which the Company is making active market cultivation with the aim of rapid growth to set off a slump in sales of toys in general, are not expected to reach the initially projected amount. Consequently, domestic sales are expected to decrease ¥1,935 million from the previous forecast, amounting to ¥10,507 million. Overseas, on the other hand, sales of "idog" series and "BAKUGAN" series, which have respectively grown much more strongly than projected, are expected to increase ¥934 million from the previous forecast, amounting to ¥5,992 million. As a result, consolidated net sales for the whole fiscal year under review are expected to decrease ¥1,000 million from the previous forecast, amounting to ¥16,500 million.

With regard to the whole-year profits, domestic sales carrying higher margins substantially fell below the projection and decreased gross margins. In addition, the Company disposed of the stock of character toys intensively due to anemic sales. Consequently, the Company is expected to report an operating loss of ¥696 million (a decrease of ¥998 million from the previous forecast), an ordinary loss of ¥700 million (a decrease of ¥1,000 million from the previous forecast) and a net loss of ¥754 million (a decrease of ¥870 million from the previous forecast), respectively.

2. Adjustment to the forecast of the whole-year non-consolidated operating results for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008):

(1) Forecast of non-consolidated operating results:

(million yen)

	Net Sales	Operating income	Ordinary Income	Net Income
Previous forecast (A)	15,000	193	200	96
Adjusted forecast (B)	13,800	(-) 733	(-) 730	(-) 763
Amount of increase or decrease (B-A)	(-) 1,200	(-) 926	(-) 930	(-) 859
Rate of increase or decrease	(-) 8%	-	-	-
(For reference) Operating results for the previous year (from April 1, 2006 to March 31, 2007)	15,143	356	306	121

(2) Reasons for the adjustment:

With regard to net sales, the Company conducted aggressive sales promotional activities by launching new products during the most important year-end and new-year selling season. However, in Japan, sales of intellectual training toys and boys' character toys stagnated and are expected to substantially fall below the previous forecast. In addition, sales of big-ticket items for adults, including "Grand Pianist", for which the Company is making active market cultivation with the aim of rapid growth to set off a slump in sales of toys in general, are not expected to reach the initially projected amount. Consequently, domestic sales are expected to decrease ¥2,216 million from the previous forecast, amounting to ¥8,362 million. Overseas, on the other hand, sales of "idog" series and "BAKUGAN" series, which have respectively grown much more strongly than projected, are expected to increase ¥1,016 million from the previous forecast, amounting to ¥5,437 million. As a result, non-consolidated net sales for the whole fiscal year under review are expected to decrease ¥1,200 million from the previous forecast, amounting to ¥13,800 million.

With regard to the whole-year profits, domestic sales carrying higher margins substantially fell below the projection and decreased gross margins. In addition, the Company disposed of the stock of character toys intensively due to anemic sales. Consequently, the Company is expected to report an operating loss of ¥733 million (a decrease of ¥926 million from the previous forecast), an ordinary loss of ¥730 million (a decrease of ¥930 million from the previous forecast) and a net loss of ¥763 million (a decrease of ¥859 million from the previous forecast), respectively.

II. Adjustment to the forecast of year-end dividends for the year ending March 31, 2008

1. Adjustment to the forecast of year-end dividends per share for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008):

	Interim dividend	Year-end dividend	Annual dividend
Previous forecast (A) (publicized on April 27, 2007)	-	¥5	¥5
Adjusted forecast (B)	-	¥0	¥0
(For reference) Results for the previous year (from April 1, 2006 to March 31, 2007)	-	¥5	¥5

2. Reason for the adjustment

As described in the adjustment to the forecast of the whole-year consolidated operating results for the year ending March 31, 2008 and the adjustment to the forecast of the whole-year non-consolidated operating results for the year ending March 31, 2008 publicized herein, the forecast of net income is adjusted from ¥116 million to (-) ¥754 million. Consequently, taking into consideration its financial position, the Company has determined to pay no year-end dividends, regrettably.

The Company will make concerted efforts to swiftly establish a management structure that may allow it to pay dividends on a constant basis. Management sincerely hopes that our shareholders will understand and accept our determination.

* The above forecasts of operating results are made based on the information available to management as of the date hereof. Actual results may differ from the projected figures due to a variety of factors in the future.

- END -

END